

Provident Announces 10 Year Storage Agreement at Corunna and 2011 Financial Analyst Day

News Release 25-11

September 30, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA – Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced that it has entered into a 10 year agreement with a major industrial company in the Sarnia area for the lease of two underground storage caverns along with associated pipeline and drying facilities at Provident's Corunna Facility located near Sarnia, Ontario.

"We continue to see strong demand for storage services at both our Corunna and Redwater facilities" said Doug Haughey, Chief Executive Officer. "This agreement, along with our recently announced $100 million storage project at Redwater, demonstrates our ability to execute stable long-term fee-based arrangements that will be a key part of our growth going forward."

The total amount of storage leased under this agreement is 525,000 barrels in two caverns with storage services anticipated to commence in Q1 2012. Capital costs associated with this project were included as part of the previously announced expanded 2011 growth capital budget of $105 million.

Analyst Day 2011

Provident also announced it will be hosting a Financial Analyst Day on Thursday, October 6, 2011, from 8:30 a.m. to 11:30 a.m. Eastern Time in Sarnia, Ontario. Members of Provident's Executive team will be providing an update on the company's strategic direction and key business initiatives.

The event will be available to the public via a live webcast at http://event.on24.com/r.htm?e=353340&s=1&k=0D846D6937DA91C400F21C50F1BE67EE. To listen to the live event and view the corresponding presentation, please go to the website at least 10 minutes prior to the start of the webcast to register. A replay of the presentation will be available after the event on Provident's website at www.providentenergy.com

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:

Investor Relations

Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 –2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com